

**Advantage Announces Disposition of Non-core Assets,
Glacier Montney Update, Appointment of Financial Advisors
and Natural Gas Hedging for 2013**

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, February 5, 2013 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") (TSX/NYSE: AAV) is pleased to provide the following updates:

Disposition of Non-Core Assets

➢ Since the commencement of our non-core asset disposition process, Advantage has closed four separate sales transactions and recently signed a definitive agreement with a fifth party which, on a combined basis, constitute the sale of substantially all of our non-core assets.

➢ Four transactions representing a total of approximately 420 boe/d provided total net cash proceeds of $27.8 million. The first two transactions closed during Q3 2012 for net cash proceeds of $10.9 million, the third transaction closed during Q4 2012 for $3.0 million and the fourth transaction closed during Q1 2013 for $13.9 million.

➢ A definitive agreement (the "Transaction") has been signed with Questfire Energy Corp. (a TSX-V listed company) for the sale of approximately 5,900 boe/d for consideration consisting of $55 million of cash, $27 million Convertible Senior Secured Debentures (the "Debentures") and 1.5 million Class B shares. All customary closing adjustments between the effective date of November 1, 2012 and the closing date will be applied to the Debenture. The Transaction is anticipated to close by the end of Q1 2013 and is subject to satisfaction of customary closing conditions.

➢ The net cash proceeds from all five transactions will be used to reduce outstanding bank indebtedness.

➢ Advantage's credit facility will be revised due to the non-core asset dispositions and is currently under review. Advantage's current credit facilities are $300 million and total bank debt outstanding is anticipated to be approximately $110 to $115 million at the end of Q1 2013 assuming the Transaction closes by then.

➢ Upon closing of the non-core asset dispositions, Advantage's major assets will be our signature Glacier Montney property, with production of 90 to 100 mmcf/d (15,000 to 16,600 boe/d), operating costs of approximately $0.30/mcf ($1.80/boe) and a royalty rate of 5%, and our 45% interest in Longview Oil Corp.

Glacier Montney Update – Revised Completion Techniques Improve Well Results & Expands Resource Potential

Middle Montney – New Wells Demonstrate Higher Test Rates & Validate Liquid Yields

➢ During the spring of 2012, 5 gross (5 net) initial Middle Montney horizontal wells were drilled into three separate sub-layers of the Middle Montney formation (see Advantage press release dated March 15, 2012). Four of these five wells were completed and production tested at rates of 1.1 to 4.4 mmcf/d at flowing pressures of 0.4 mpa to 3.9 mpa and flow times of 60 hours to 144 hours utilizing our standard

completion design. The remaining Middle Montney well is expected to be completed before spring break-up.

➢ In order to further assess the extent of the liquids rich fairway at Glacier and to investigate the impact of alternative completion techniques on well productivity, we drilled three additional evaluation wells in Q4 2012 all of which targeted the same Middle Montney sub-layer.

➢ Two of these new wells have been completed and tested with the third new well undergoing completion operations at this time. A combination of slick water and binary frac fluids were utilized with modified completion techniques.

➢ The test results show significant improvement with the first Middle Montney well testing at a production rate of 7.5 mmcf/d at a flowing pressure of 8.6 mpa at the end of a 66 hour flow period. The second Middle Montney well was production tested at a rate of 3.7 mmcf/d at a flowing pressure of 3.3 mpa at the end of a 120 hour flow period. Both wells flowed free condensate during the test and gas compositions confirm our earlier estimates of natural gas liquid yields (see Advantage press release dated March 15, 2012). The average test rate of these two Middle Montney wells was 5.6 mmcf/d representing a 115% improvement compared to the average of the initial 4 wells that were production tested during the spring of 2012.

➢ Production from our earlier Middle Montney wells continue to exhibit shallow declines, consistent natural gas liquids content and confirm that a large resource potential exists for future development.

➢ We are very encouraged with the improved well test productivities and we believe that there is potential for further completion optimization as we continue to collect data and analyze the frac results.

➢ To date, a total of 8 Middle Montney wells have been drilled on our 80 section (net) Glacier land block with the potential for development drilling of up to 4 individual sub layers within the Middle Montney formation.

Lower Montney - New Well Test Rates Rank Among Best Wells at Glacier

➢ Two Lower Montney wells that were drilled in our 2011/2012 winter program were also completed utilizing modified completion techniques. These wells were completed with a combination of slick water and binary fluids and demonstrated tremendous improvement in well productivity compared to our earlier Lower Montney wells.

➢ The first Lower Montney well was production tested at a rate of 12.5 mmcf/d at a flowing pressure of 8.2 mpa after 66 hours. The second Lower Montney well production tested at a rate of 14.6 mmcf/d at a flowing pressure of 10.0 mpa after 51 hours.

➢ The average test rate of these two Lower Montney wells represent a 490% improvement over the average test rate of our earlier Lower Montney wells and rank among the top quartile of our Upper Montney well test rates.

➢ These test results demonstrate the potential for further development of the Lower Montney formation across our land block which could lead to a significant increase in production, reserves and contingent resources at Glacier.

➢ To date, only 14 gross (10.7 net) Lower Montney wells have been drilled on our 80 section Glacier land block.

Upper Montney – Continued Strong Results Maintain Production

➢ As a result of low natural gas prices during the first half of 2012 we decided to defer the completion of 11 gross (11 net) Upper Montney wells that were drilled in our 2011/2012 winter program and maintain production at Glacier between 90 mmcf/d to 100 mmcf/d. Since July 2012, a total of 5 of these Upper Montney wells have been completed to maintain production with a further 6 wells remaining in

inventory. We estimate that production at Glacier can be maintained between 90 mmcf/d to 100 mmcf/d to the fourth quarter of 2013 with our combined inventory of Upper, Middle and Lower Montney wells.

➢ Production test results in the Upper Montney continue to be strong with an average test rate of 7 mmcf/d at 6.5 mpa after 66 hours of flow based on Upper Montney wells drilled during our 2011/2012 winter program.

➢ Our current plans include the utilization of modified completion techniques on 6 gross (6 net) existing Upper Montney wells. Results from these completions are anticipated prior to spring break-up and will be reported in the coming months.

➢ To date, a total of 79 gross (73 net) Upper Montney wells have been drilled on our 80 net section land block at Glacier.

Appointment of Financial Advisors to Initiate Strategic Alternatives Process

➢ Advantage has retained FirstEnergy Capital Corp. and RBC Capital Markets as co-advisors to provide advice as we initiate the review of our strategic alternatives. The Board continues to believe that our core Glacier asset is materially undervalued in the context of the Corporation's current market valuation and we are committed to evaluating all options to maximize shareholder value.

➢ As part of this process, we expect that an additional update to our year-end 2012 reserves report (expected to be released during the latter half of March 2013) will be prepared to reflect well results subsequent to December 31, 2012. In addition, an updated Glacier resource assessment will be completed which incorporates all of our well results and core analysis that have been conducted since our last report was prepared on February 29, 2012.

➢ It is the Corporation's current intention not to disclose developments with respect to this process until the Board of Directors has approved a specific transaction or otherwise determines that disclosure is necessary or appropriate. The Corporation cautions that there are no assurances or guarantees that this process will result in any transactions or, if any transactions are undertaken the terms or timing of any such transactions.

Hedging Update

➢ Advantage has entered into the following natural gas hedges for 2013:

Term of Contract	Volume	Fixed Price
Natural Gas – AECO		
January 2013 to December 2013	14,217 mcf/d	$3.51/mcf
April 2013 to October 2013	9,478 mcf/d	$3.14/mcf
April 2013 to October 2013	9,478 mcf/d	$3.17/mcf
April 2013 to October 2013	4,739 mcf/d	$2.95/mcf
July 2013 to September 2013	4,739 mcf/d	$3.22/mcf

➢ The natural gas hedges amount to a 2013 annual average of approximately 29,300 mcf/day at an average price of $3.30/mcf.

➢ As part of the Transaction with Questfire Energy Corp. Advantage has agreed to enter into the following commodity hedges which will be assumed by the purchaser upon closing:

Term of Contract	Volume	Fixed Price
Natural Gas – AECO		
March 2013 to December 2013	13,269 mcf/d	$3.22/mcf
January 2014 to December 2014	7,583 mcf/d	$3.54/mcf
Crude Oil – WTI Canadian		
March 2013 to December 2013	250 bbls/d	$97.25/bbl
January 2014 to December 2014	200 bbls/d	$94.80/bbl

For further information contact:


Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com


Advisory
The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things the terms of non-core property dispositions and anticipated timing of completion thereof; strategic alternatives process and the anticipated benefits therefrom; anticipated review of the Corporations Credit Facility expected use of proceeds from non-core property dispositions; expected production from the Glacier area and for the Corporation as a whole; test rates; our future operating and financial results; supply and demand for crude oil and natural gas; projections of royalty rates and operating costs; the Corporation's drilling and completion plans; plans for development of the Upper, Middle and Lower Montney; the Corporation's business strategy and it plans for its assets; and the Corporation's expectations regarding its ability to protect Advantage's business in the current industry and economic environment. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; the intended use of the net proceeds of any disposition of non-core assets might change if the board of directors of Advantage determines that it would be in the best interests of Advantage to deploy the proceeds for some other purpose; failure to complete the non-core property dispositions, failure to realize the benefits from or complete a transaction pursuant to the strategic alternative process; industry conditions; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or

fluctuations in production levels; competition from other producers; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding among other things: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; and the impact of increasing competition.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. A boe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Any references in this press release to initial and/or final test or production rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter. These test results are not necessarily indicative of long-term performance or ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Corporation.